

Mail Stop 3561

May 25, 2010

Mr. Xianping Wang
Xinhua China Ltd.
Yuanjia International Apartment
Building #1, Suite 304
No. 40 Dongzhong Street
Dongcheng District, Beijing 100027
People's Republic of China

> **Re:** **Xinhua China Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 29, 2009**
> **Form 10-KSB for the year ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-K/A for the year ended June 30, 2008**
> **Filed October 13, 2009**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 0-33195**

Dear Mr. Wang:

We issued comments to you on the above captioned filings on **November 3, 2009** and **January 26, 2010**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **June 9, 2010** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **June 9, 2010**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief